FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October, 2006

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]      Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ......

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934..

Yes _______       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Release Date 29th August 2006

Buyback of Own Shares
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Royal Dutch Shell plc announces that on 29 August, 2006 it purchased for cancellation 1,000,000 "A" Shares at a price of 27.57 euros per share. It further announces that on the same date it purchased for cancellation 300,000 "A" Shares at a price of 1860.56 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,763,100,000.

As of 29 August, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 30th August 2006

Buyback of Own Shares
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Royal Dutch Shell plc announces that on 30 August, 2006 it purchased for cancellation 1,100,000 "A" Shares at a price of 27.31 euros per share. It further announces that on the same date it purchased for cancellation 400,000 "A" Shares at a price of 1841.83 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,761,600,000.

As of 30 August, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 31st August 2006

Buyback of Own Shares
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Royal Dutch Shell plc announces that on 31 August, 2006 it purchased for cancellation 1,100,000 "A" Shares at a price of 27.16 euros per share. It further announces that on the same date it purchased for cancellation 500,000 "A" Shares at a price of 1829.65 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,760,000,000.

As of 31 August, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 1st September 2006

Buyback of Own Shares
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Royal Dutch Shell plc announces that on 1 September, 2006 it purchased for cancellation 650,000 "A" Shares at a price of 27.06 euros per share. It further announces that on the same date it purchased for cancellation 350,000 "A" Shares at a price of 1820.00 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,759,000,000.

As of 1 September, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 4th September 2006

Buyback of Own Shares
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Royal Dutch Shell plc announces that on 4 September, 2006 it purchased for cancellation 750,000 "A" Shares at a price of 27.03 euros per share. It further announces that on the same date it purchased for cancellation 250,000 "A" Shares at a price of 1823.01 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,758,000,000.

As of 4 September, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 5th September 2006

Buyback of Own Shares
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Royal Dutch Shell plc announces that on 5 September, 2006 it purchased for cancellation 900,000 "A" Shares at a price of 27.03 euros per share. It further announces that on the same date it purchased for cancellation 300,000 "A" Shares at a price of 1826.90 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,756,800,000.

As of 5 September, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 6th September 2006

Buyback of Own Shares
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Royal Dutch Shell plc announces that on 6 September, 2006 it purchased for cancellation 1,150,000 "A" Shares at a price of 26.94 euros per share. It further announces that on the same date it purchased for cancellation 450,000 "A" Shares at a price of 1827.79 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,755,200,000.

As of 6 September, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 7th September 2006

Buyback of Own Shares
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Royal Dutch Shell plc announces that on 7 September, 2006 it purchased for cancellation 1,150,000 "A" Shares at a price of 26.49 euros per share. It further announces that on the same date it purchased for cancellation 450,000 "A" Shares at a price of 1797.80 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,753,600,000.

As of 7 September, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 8th September 2006

Buyback of Own Shares
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Royal Dutch Shell plc announces that on 8 September, 2006 it purchased for cancellation 1,000,000 "A" Shares at a price of 26.50 euros per share. It further announces that on the same date it purchased for cancellation 400,000 "A" Shares at a price of 1798.51 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,752,200,000.

As of 8 September, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 11th September 2006

Buyback of Own Shares
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Royal Dutch Shell plc announces that on 11 September, 2006 it purchased for cancellation 1,170,000 "A" Shares at a price of 25.99 euros per share. It further announces that on the same date it purchased for cancellation 130,000 "A" Shares at a price of 1767.98 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,750,900,000.

As of 11 September, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 12h September 2006

Buyback of Own Shares
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Royal Dutch Shell plc announces that on 12 September, 2006 it purchased for cancellation 920,000 "A" Shares at a price of 25.86 euros per share. It further announces that on the same date it purchased for cancellation 580,000 "A" Shares at a price of 1753.51 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,749,400,000.

As of 12 September, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 13th September 2006

Buyback of Own Shares
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Royal Dutch Shell plc announces that on 13 September, 2006 it purchased for cancellation 1,000,000 "A" Shares at a price of 25.87 euros per share. It further announces that on the same date it purchased for cancellation 500,000 "A" Shares at a price of 1748.20 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,747,900,000.

As of 13 September, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 14th September 2006

Buyback of Own Shares
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Royal Dutch Shell plc announces that on 14 September, 2006 it purchased for cancellation 1,300,000 "A" Shares at a price of 25.99 euros per share. It further announces that on the same date it purchased for cancellation 500,000 "A" Shares at a price of 1751.25 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,746,100,000.

As of 14 September, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 15th September 2006

Buyback of Own Shares
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Royal Dutch Shell plc announces that on 15 September, 2006 it purchased for cancellation 700,000 "A" Shares at a price of 25.75 euros per share. It further announces that on the same date it purchased for cancellation 500,000 "A" Shares at a price of 1735.32 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,744,900,000.

As of 15 September, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 18th September 2006

Buyback of Own Shares
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Royal Dutch Shell plc announces that on 18 September, 2006 it purchased for cancellation 859,008 "A" Shares at a price of 25.78 euros per share. It further announces that on the same date it purchased for cancellation 335,835 "A" Shares at a price of 1736.61 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,743,705,157.

As of 18 September, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 20th September 2006

Buyback of Own Shares
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Royal Dutch Shell plc announces that on 20 September, 2006 it purchased for cancellation 1,005,157 "A" Shares at a price of 25.65 euros per share. It further announces that on the same date it purchased for cancellation 500,000 "A" Shares at a price of 1724.45 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,742,200,000.

As of 20 September, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 21st September 2006

Buyback of Own Shares
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Royal Dutch Shell plc announces that on 21 September, 2006 it purchased for cancellation 1,000,000 "A" Shares at a price of 25.67 euros per share. It further announces that on the same date it purchased for cancellation 395,809 "A" Shares at a price of 1721.50 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,740,804,191.

As of 21 September, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 22nd September 2006

Buyback of Own Shares
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Royal Dutch Shell plc announces that on 22 September, 2006 it purchased for cancellation 1,104,191 "A" Shares at a price of 25.65 euros per share. It further announces that on the same date it purchased for cancellation 400,000 "A" Shares at a price of 1724.86 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,739,300,000.

As of 22 September, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 25th September 2006

Buyback of Own Shares
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Royal Dutch Shell plc announces that on 25 September, 2006 it purchased for cancellation 1,100,000 "A" Shares at a price of 25.43 euros per share. It further announces that on the same date it purchased for cancellation 400,000 "A" Shares at a price of 1704.28 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,737,800,000.

As of 25 September, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 27th September 2006

Buyback of Own Shares
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Royal Dutch Shell plc announces that on 27 September, 2006 it purchased for cancellation 500,000 "A" Shares at a price of 25.79 euros per share. It further announces that on the same date it purchased for cancellation 150,000 "A" Shares at a price of 1732.09 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,737,150,000.

As of 27 September, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 28th September 2006

Buyback of Own Shares
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Royal Dutch Shell plc announces that on 28 September, 2006 it purchased for cancellation 500,000 "A" Shares at a price of 26.04 euros per share. It further announces that on the same date it purchased for cancellation 200,000 "A" Shares at a price of 1759.75 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,736,450,000.

As of 28 September, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue

Release Date 29th September 2006

Buyback of Own Shares
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Royal Dutch Shell plc announces that on 29 September, 2006 it purchased for cancellation 500,000 "A" Shares at a price of 26.06 euros per share. It further announces that on the same date it purchased for cancellation 200,000 "A" Shares at a price of 1765.13 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,735,750,000.

As of 29 September, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 2nd October 2006

Buyback of Own Shares
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Royal Dutch Shell plc announces that on 2 October, 2006 it purchased for cancellation 500,000 "A" Shares at a price of 26.02 euros per share. It further announces that on the same date it purchased for cancellation 175,000 "A" Shares at a price of 1757.02 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,735,075,000.

As of 2 October, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 3rd October 2006

Buyback of Own Shares
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Royal Dutch Shell plc announces that on 3 October, 2006 it purchased for cancellation 500,000 "A" Shares at a price of 25.66 euros per share. It further announces that on the same date it purchased for cancellation 200,000 "A" Shares at a price of 1726.85 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,734,375,000.

As of 3 October, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 4th October 2006

Buyback of Own Shares
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Royal Dutch Shell plc announces that on 4 October, 2006 it purchased for cancellation 500,000 "A" Shares at a price of 25.50 euros per share. It further announces that on the same date it purchased for cancellation 200,000 "A" Shares at a price of 1714.13 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,733,675,000.

As of 4 October, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 5th October 2006

Buyback of Own Shares
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Royal Dutch Shell plc announces that on 5 October, 2006 it purchased for cancellation 450,000 "A" Shares at a price of 25.62 euros per share. It further announces that on the same date it purchased for cancellation 200,000 "A" Shares at a price of 1725.85 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,733,025,000.

As of 5 October, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 6th October 2006

Buyback of Own Shares
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Royal Dutch Shell plc announces that on 6 October, 2006 it purchased for cancellation 500,000 "A" Shares at a price of 25.61 euros per share. It further announces that on the same date it purchased for cancellation 200,000 "A" Shares at a price of 1721.00 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,732,325,000.

As of 6 October, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 9th October 2006

Buyback of Own Shares
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Royal Dutch Shell plc announces that on 9 October, 2006 it purchased for cancellation 475,000 "A" Shares at a price of 25.75 euros per share. It further announces that on the same date it purchased for cancellation 200,000 "A" Shares at a price of 1734.25 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,731,650,000.

As of 9 October, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 10th October 2006

Buyback of Own Shares
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Royal Dutch Shell plc announces that on 10 October, 2006 it purchased for cancellation 475,000 "A" Shares at a price of 25.83 euros per share. It further announces that on the same date it purchased for cancellation 175,000 "A" Shares at a price of 1741.10 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,731,000,000.

As of 10 October, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 11th October 2006

Buyback of Own Shares
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Royal Dutch Shell plc announces that on 11 October, 2006 it purchased for cancellation 475,000 "A" Shares at a price of 25.87 euros per share. It further announces that on the same date it purchased for cancellation 175,000 "A" Shares at a price of 1743.25 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,730,350,000.

As of 11 October, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 12th October 2006

Buyback of Own Shares
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Royal Dutch Shell plc announces that on 12 October, 2006 it purchased for cancellation 500,000 "A" Shares at a price of 25.96 euros per share. It further announces that on the same date it purchased for cancellation 175,000 "A" Shares at a price of 1749.37 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,729,675,000.

As of 12 October, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 13th October 2006

Buyback of Own Shares
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Royal Dutch Shell plc announces that on 13 October, 2006 it purchased for cancellation 475,000 "A" Shares at a price of 26.17 euros per share. It further announces that on the same date it purchased for cancellation 175,000 "A" Shares at a price of 1761.32 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,729,025,000.

As of 13 October, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 16th October 2006

Buyback of Own Shares
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Royal Dutch Shell plc announces that on 16 October, 2006 it purchased for cancellation 475,000 "A" Shares at a price of 26.43 euros per share. It further announces that on the same date it purchased for cancellation 175,000 "A" Shares at a price of 1774.56 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,728,375,000.

As of 16 October, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 17th October 2006

Buyback of Own Shares
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Royal Dutch Shell plc announces that on 17 October, 2006 it purchased for cancellation 475,000 "A" Shares at a price of 26.76 euros per share. It further announces that on the same date it purchased for cancellation 175,000 "A" Shares at a price of 1793.67 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,727,725,000.

As of 17 October, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 18th October 2006

Buyback of Own Shares
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Royal Dutch Shell plc announces that on 18 October, 2006 it purchased for cancellation 500,000 "A" Shares at a price of 26.60 euros per share. It further announces that on the same date it purchased for cancellation 175,000 "A" Shares at a price of 1780.43 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,727,050,000.

As of 18 October, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

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This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-126726 and 333-126726-01); and b) the Registration Statement on Form S-8 of Royal Dutch Shell plc (Registration Number 333-126715).

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

By: /s/ M.C.M. Brandjes

Name: M.C.M. Brandjes Title: Company Secretary

Date: 19 October 2006